GIORDANO

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

BY COURIER

June 30, 2003

Securities and Exchange Commission
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 205
U.S.A.



GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Dear Sirs,

Re : Giordano International Limited – Sec File No. 82-3780

We enclose the press announcement in respect of the resignation of Mr. William Garrett Bennett as a non-executive director of the Company for filing with your office.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Alice Leung
Company Secretary

Encl.

LA/vs

dlw 7/2

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

The Standard **Monday, June 30, 2003**

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board of Directors ("Board") of Giordano International Limited ("Company") announces that Mr. William Garrett Bennett will resign as a non-executive director of the Company with effect from July 1, 2003.

The Board would like to take this opportunity to thank Mr. William Garrett Bennett for his past valuable contribution and services to the Company.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, June 30, 2003

香港經濟日報 2003年6月30日 星期一

GIORDANO

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

非執行董事辭任

佐丹奴國際有限公司(「本公司」)董事會(「董事會」)謹此宣布，William Garrett Bennett 先生將由二零零三年七月一日辭任本公司之非執行董事。

董事會謹此向William Garrett Bennett先生於任內為本公司作出之寶貴貢獻及服務致以謝意。

承董事會命
主席
劉國權

香港，二零零三年六月三十日